UNITED STATES

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. )* AMERICAN VIRTUAL CLOUD TECHNOLOGIES, INC.
(Name of Issuer) COMMON STOCK, 0.0001 par value
(Title of Class of Securities) 030382105
(CUSIP Number) DARRELL J. MAYS c/o AMERICAN VIRTUAL CLOUD TECHNOLOGIES, INC. 1720 PEACHTREE STREET, SUITE 629 ATLANTA, GA 30309 (404) 234-3098
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) April 7, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☒

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 030382105	SCHEDULE 13D	Page 1 of 7 Pages

1	NAME OF REPORTING PERSONS Pensare Sponsor Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 16,278,433*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 16,278,433*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 16,278,433*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 54.1%*
14	TYPE OF REPORTING PERSON OO

 * Certain of the shares that may be deemed to be beneficially owned by the Reporting Person are subject to the Conversion Limitation, as defined in Item 4 of this Schedule 13D.

CUSIP No. 030382105	SCHEDULE 13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS Darrell J. Mays
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 16,375,897*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 16,375,897*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 16,375,897*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 54.2%*
14	TYPE OF REPORTING PERSON IN

 * Certain of the shares that may be deemed to be beneficially owned by the Reporting Person are subject to the Conversion Limitation, as defined in Item 4 of this Schedule 13D.

CUSIP No. 030382105	SCHEDULE 13D	Page 3 of 7 Pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, $0.0001 par value per share (the “Common Stock”), of American Virtual Cloud Technologies, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1720 Peachtree Street, Suite 629, Atlanta, GA 30309.

Item 2.	Identity and Background.

(a)	This Schedule 13D is filed by Pensare Sponsor, LLC (the “Sponsor”), and Darrell J. Mays (collectively, the “Reporting Persons”).

(b)	The principal business address of the Reporting Persons is 1720 Peachtree Street, Suite 629, Atlanta, GA 30309.

(c)	Mr. Mays is the managing member of the Sponsor. The Sponsor’s sole business is to act as the Issuer’s sponsor in connection with its initial public offering and initial business combination. Mr. Mays is the Chief Executive Officer of the Issuer.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding violation with respect to such laws.

(f)	Mr. Mays is a citizen of the United States of America. The Sponsor was formed under Delaware law.

Item 3.	Source and Amount of Funds or Other Consideration.

Funds for the purchase of securities reported herein were derived from available working capital of the Sponsor. The Sponsor paid the Issuer $25,000 for the Founder Shares (as defined below) and $7,017,290 for the Private Placement Warrants (as defined below).

Item 4.	Purpose of Transaction.

Founder Shares

Pursuant to the terms of a securities subscription agreement with the Issuer effective as of May 18, 2017 (the “Securities Subscription Agreement”), the Sponsor purchased 6,952,500 shares of Common Stock (the “Founder Shares”) for an aggregate purchase price of $24,217 in cash, or approximately $0.003 per share. Pursuant to the terms of securities assignment agreement (the “Securities Assignment Agreement”), on June 23, 2017, the Sponsor transferred 1,575,000 Founder Shares to MasTec, Inc. for a price of approximately $0.003 per share. On July 27, 2017, the Sponsor transferred 27,000 of the Founder Shares to each of the Issuer’s five independent directors.

Private Placement Warrants

Pursuant to a warrant purchase agreement dated as of July 27, 2018 (the “Private Placement Warrants Purchase Agreement”), the Sponsor purchased 7,017,290 warrants (the “Private Placement Warrants”) for an aggregate price of $7,017,290 in private placements occurring on August 1, 2017 and August 4, 2017. Each Private Placement Warrant entitles the holder to purchase one share of Common Stock for $11.50 per share and is exercisable beginning on May 7, 2020 and may be exercised on a cashless basis. The Private Placement Warrants will expire on April 7, 2025.

CUSIP No. 030382105	SCHEDULE 13D	Page 4 of 7 Pages

Warrant Agreement

The Private Placement Warrants are governed by the terms of the Warrant Agreement (the “Warrant Agreement”), dated July 27, 2017, between the Company and Continental Stock Transfer & Trust Company (the “Warrant Agent”). Each Private Placement Warrant entitles the registered holder to purchase one share of the Common Stock at a price of $11.50 per share, subject to adjustment described therein, at any time commencing on May 7, 2020, and terminating at 5:00 p.m., New York City time on April 7, 2020, or other than with respect to the Private Placement Warrants then held by the Sponsor and EarlyBird Capital, Inc. or their permitted transferees, the date the Company elects to redeem all of the warrants.

Registration Rights

Concurrently with the closing of the Issuer’s initial business combination, on April 7, 2020, the Issuer, the Sponsor and certain other initial stockholders of the Issuer, as well as Stratos Management Systems Holdings, LLC, a Delaware limited liability company, and certain other investors, entered into a Registration Rights Agreement (the “Registration Rights Agreement”). The Registration Rights Agreement amended, restated and replaced the registration rights agreement entered into among the Issuer, the Sponsor and certain other initial stockholders of Issuer on July 27, 2017. Pursuant to the terms of the Registration Rights Agreement, the holders of certain of the Issuer’s securities, including the Issuer’s founder shares, the shares of the Issuer’s common stock underlying the Private Placement Warrants and the shares of common stock underlying the securities issued in the Private Placement (as defined below) are entitled to certain registration rights under the Securities Act of 1933, as amended (the “Securities Act”) and applicable state securities laws with respect to such shares of the Issuer’s common stock, including up to eight demand registrations in the aggregate and customary “piggy-back” registration rights.

Securities Purchase Agreement

On April 3, 2020, the Issuer, the Sponsor and certain investors (each, an “Investor”) entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) pursuant to which the Investors agreed to purchase, and the Issuer agreed to sell to the Investors, in a private placement (the “Private Placement”), units of securities of the Issuer (“Units”), each Unit consisting of (i) $1,000 in principal amount of Pensare’s Series A convertible debentures (the “Debentures”) and (ii) a warrant to purchase 100 shares of the Issuer’s common stock at an exercise price of $0.01 per whole share (the “PIPE Warrants”). On April 7, 2020 the Issuer consummated the Private Placement. The issuances of such securities were not registered under the Securities Act, in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act.

Debentures

At the closing of the Issuer’s business combination on April 7, 2020, the Company issued to Investors Debentures having an aggregate principal amount of approximately $43.4 million, of which approximately $8.8 million in aggregate principal amount was issued to the Sponsor as part of Units issued in exchange for the cancellation of indebtedness previously incurred by the Issuer to the Sponsor). The Debentures bear interest at a rate of 10% per annum, payable quarterly on the last day of each calendar quarter in the form of additional Debentures, except upon maturity in which case accrued and unpaid interest is payable in cash. The entire principal amount of each Debenture, together with accrued and unpaid interest thereon, is due and payable on the earlier of (i) such date, commencing on or after October 7, 2022, as the holder thereof, at its sole option, upon not less than 30 days’ prior written notice to the Issuer, demands payment thereof and (ii) the occurrence of a Change in Control (as defined in the Debentures).

Each Debenture is convertible, in whole or in part, at any time at the option of the holder thereof into that number of shares of Common Stock calculated by dividing the principal amount being converted, together with all accrued but unpaid interest thereon, by the applicable conversion price, initially $3.45. Therefore, at the time of issuance, the 2,559,586 shares of Common Stock were underlying the Debentures issued to the Sponsor. However, provided that the Common Stock remains listed for trading on the Nasdaq Stock Market or other national securities exchange, the aggregate number of shares of Common Stock issuable upon conversion of the Debentures, together with the aggregate number of shares of Common Stock issued upon exercise of the Warrants, may not exceed 19.9% of either (i) the total number of shares of Common Stock outstanding on April 7, 2020 or (b) the total voting power of the Company’s securities outstanding on April 7, 2020 that are entitled to vote on a matter being voted on by holders of the Common Stock, until the 21st day after the date that the Company provides an information statement to the Company’s stockholders in accordance with Regulation 14C under the Act, notifying such stockholders of action taken by certain of the stockholders by written consent to approve the issuance of the shares underlying the Debentures and Warrants for purposes of the rules of the Nasdaq Stock Market (the “Conversion Limitation”). The conversion price is subject to customary adjustments for stock dividends, stock splits, reclassifications and the like, and is also subject to price-based adjustment, on a “full ratchet” basis, in the event of any issuances of Common Stock, or securities convertible, exercisable or exchangeable for, Common Stock at a price below the then-applicable conversion price (subject to certain exceptions). The Debentures are subject to mandatory conversion if the closing price of the Common Stock exceeds $6.00 for any 40 trading days within a consecutive 60 trading day-period, subject to the satisfaction of certain other conditions. The Debentures are subordinated to all Senior Indebtedness (as defined in the Debentures), including indebtedness under the Credit Agreement.

CUSIP No. 030382105	SCHEDULE 13D	Page 5 of 7 Pages

PIPE Warrants

On April 7, 2020, the Issuer issued to Investors PIPE Warrants to purchase an aggregate of up to 4,343,432 shares of Common Stock (including warrants to purchase up to 883,057 shares of Common Stock issued to the Sponsor, as part of the Units), at an exercise price of $0.01 per share. The PIPE Warrants are exercisable at any time through the fifth anniversary of the date of issuance, subject to the Conversion Limitation. The number of shares issuable upon exercise of each PIPE Warrant is subject to customary adjustments for stock dividends, stock splits, reclassifications and the like.

Guaranty

At the Closing, the Issuer and its subsidiaries issued to the Investors a Guaranty, pursuant to which such entities jointly and severally guaranteed the obligations of the Issuer under the Debentures.

The foregoing summary of certain terms of the Securities Subscription Agreement, the Securities Assignment Agreement, the Private Placement Warrants Purchase Agreement, the Warrant Agreement, the Registration Rights Agreement, the Securities Purchase Agreement, the Debentures, the PIPE Warrants and the guaranty is not complete and is qualified in its entirety by reference to the full text of the documents, which are referenced as Exhibits 1-9 to this Schedule 13D.

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board of directors, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Common Stock or selling some or all of their Common Stock or warrants and, alone or with others, pursuing discussions with the management, the board of directors, other shareholders of the Issuer and third parties with regard to its investment in the Issuer, and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)	As described in Item 4, the Reporting Persons may be deemed the beneficial owners of 16,375,897 shares of Common Stock representing approximately 54.2% of the outstanding shares of Common Stock. This includes the following securities held directly by the Sponsor and indirectly by Mr. Mays, who is the managing member of the Sponsor: (i) 5,818,500 shares of Common Stock, of the Issuer, (ii) 7,017,290 shares of Common Stock underlying warrants which may be exercised commencing on May 7, 2020, (iii) 883,057 shares of Common Stock underlying the PIPE Warrants included within 8,830.57 Units purchased by the Sponsor from the Issuer for $1,000 per Unit (which are subject to the Conversion Limitation) and (iv) 2,559,586 shares of Common Stock underlying the Issuer’s Series A convertible debentures in the principal amount of $8,830,570 (which are subject to the Conversion Limitation). In addition, these figures include the following securities held by Mr. Mays’ daughter: (i) 25,000 shares of Common Stock underlying warrants included within 250 Units purchased by Mr. Mays’ daughter from the Issuer for $1,000 per Unit, and (ii) 72,464 shares of Common Stock underlying the Issuer’s Series A convertible debentures in the principal amount of $250,000 (which are subject to the Conversion Limitation).

The aggregate percentage of Common Stock beneficially owned by the Reporting Persons is calculated based upon 19,635,830 shares of Common Stock reported to be outstanding in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission April 14, 2020.

(b)	By virtue of his control of the Sponsor, Mr. Mays has the power to (i) vote or direct the voting and (ii) dispose or direct the disposition of all of the 16,278,433 shares of Common Stock which may be deemed to be beneficially owned by the Sponsor.

CUSIP No. 030382105	SCHEDULE 13D	Page 6 of 7 Pages

(c)	Other than the transactions described in Items 3 and 4 above, the Reporting Persons have not effected any transactions in the Common Stock in the past 60 days.

(d)	Except as described in this paragraph, as of the date of this Schedule 13D, no person other than the Reporting Persons is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Schedule 13D. Mr. Mays, as the managing member of the Sponsor, has the right to direct the receipt of dividends in respect of, and proceeds from the sale of, the Founder Shares in accordance with the terms of the Amended and Restated Limited Liability Company Agreement of the Sponsor.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than the agreements described in Item 4, as of the date hereof, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

1	Securities Subscription Agreement, dated as of May 18, 2017, between the Issuer and the Sponsor (filed as Exhibit 10.7 to the Issuer’s Registration Statement on Form S-1 SEC File No. 333-219162 on July 6, 2017 (the “Registration Statement”), and incorporated by reference herein).

2	Securities Assignment Agreement, dated as of June 23, 2017, the Issuer, the Sponsor and MasTec, Inc. (filed as Exhibit 10.11 to the Registration Statement, and incorporated by reference herein).

3	Warrant Purchase Agreement, dated as of July 27, 2017, between the Issuer and the Sponsor (filed as Exhibit 10.5(b) to the Issuer’s Current Report on Form 8-K on August 2, 2017, and incorporated by reference herein).

4	Warrant Agreement, dated as July 27, 2017, between the Issuer and Continental Stock Transfer & Trust Company (filed as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K on August 2, 2017, and incorporated by reference herein).

5	Registration Rights Agreement, dated April 7, 2020, among the Issuer, Sponsor, and the other parties thereto (filed as Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on April 14, 2020, and incorporated by reference herein).

6	Securities Purchase Agreement, dated as of April 3, 2020, among the Issuer, the Sponsor and the other parties thereto (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on April 14, 2020, and incorporated by reference herein).

7	Form of Convertible Debenture (filed as Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed on April 14, 2020, and incorporated by reference herein).

8	Form of Warrant (filed as Exhibit 10.6 to the Issuer’s Current Report on Form 8-K filed on April 14, 2020, and incorporated by reference herein).

9	Guaranty, dated as of April 7, 2020, issued by the Issuer, Stratos Management Systems, Inc., Computex, Inc., First Byte Computers, Inc. and eNETSolutions, LLC. (filed as Exhibit 10.7 to the Issuer’s Current Report on Form 8-K filed on April 14, 2020, and incorporated by reference herein).

10	Joint Filing Agreement, dated as of April 17, 2020, among the Reporting Persons.*

11	Power of Attorney of the Sponsor (filed as Exhibit 24.1 to the Form 3 filed by the Sponsor on July 27, 2017 and incorporated by reference herein).

12	Power of Attorney of Darrell Mays (filed as Exhibit 24.1 to the Form 3 filed by Mr. Mays on July 27, 2017 and incorporated by reference herein).

* Filed herewith.

CUSIP No. 030382105	SCHEDULE 13D	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 17, 2020

PENSARE SPONSOR, LLC

By:	/s/ Darrell J. Mays*
	Name:	Darrell J. Mays
	Title:	Managing Member

/s/ Darrell J. Mays*
	Name:	Darrell J. Mays

*By:	/s/ Alan I. Annex
	Name:	Alan I. Annex
Attorney-in-Fact